Exhibit 4.12

State of Delaware

Secretary of State

Division of Corporations

Delivered 06:28 PM 08/18/2011

FILED 06:06 PM 08/11/2011

SRV 110934279 - 5026903 FILE

CERTIFICATE OF FORMATION

OF

CARRIZO (UTICA) LLC

This Certificate of Formation of Carrizo (Utica) LLC (the “Company”) is being executed and filed by the undersigned authorized person for the purpose of forming a limited liability company under the Delaware Limited Liability Company Act.

Article One

The name of the Company is Carrizo (Utica) LLC.

Article Two

The address of the registered office of the Company in the State of Delaware is 1209 Orange Street, Wilmington, New Castle County, Delaware 19801, and the Company’s registered agent at that address is The Corporation Trust Company.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation on this 18th day of August, 2011.

By:	/s/ Amy T. Schwarzbach
Amy T. Schwarzbach Authorized Person